Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Three Magnets Brewing Company
600 Franklin St SE, STE 105
Olympia, WA 98501
https://www.3magbrewing.com/

Up to $1,235,000.00 in Class B Common Stock at $1.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Three Magnets Brewing Company
Address: 600 Franklin St SE, STE 105, Olympia, WA 98501
State of Incorporation: WA
Date Incorporated: June 26, 2013

Terms:

Equity

Offering Minimum: $124,000.00 | 124,000 shares of Class B Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $300.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<center>Investment Incentives & Bonuses*</center>

<u>Care Club/VIP Bonus</u>

Bonus Shares: 10%

As a pre-existing and/or former Care Club member who helped to get Self Care to where it is today, or if you are a VIP, you will receive these bonus shares.

Care Club is a paid rewards tier on www.drinkselfcare.com that costs $49 per calendar year, and offers additional benefits over the free "Dabbler" rewards tier. All current Care Club members (defined as a paid 2024 Care Club member or a pre-paid 2025 Care Club member at the time the offering goes live) or previous Care Club (2022 or 2023) members qualify for this tier. Note: New Care Club memberships purchased after this offering has gone live do not receive these bonus shares. VIP is defined as any employees of Three Magnets Brewing Co., or friends and family members of any shareholders pre-offering.

<u>TIME-BASED PERKS</u>

Early Bird 1: Invest $2,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 8% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 10% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks | 14% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 20% bonus shares

<u>MID-CAMPAIGN PERKS</u>

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 10% bonus shares

<u>AMOUNT-BASED PERKS</u>

$500+ | Beertender

Invest $500+ for a Self Care Trucker Hat, a Care Club membership for the remainder of 2024 and all of 2025, recognition on the supporter's webpage, and 10% off your total tab in our pub for the remainder of 2024 and all of 2025!

$1,000+ | Cellerperson

Invest $1,000+ for a Self Care Trucker hat and T-shirt, a Care Club membership for the remainder of 2024, all of 2025, and all of 2026, recognition on the supporter's webpage, and 10% off your total tab in our pub for the remainder of 2024 and all of 2025!

$5,000+ | Brewer in Training

Invest $5,000+ for 3% bonus shares, Self Care Trucker hat, a Self Care T-shirt, a Self Care Hoodie, a Care Club membership for the remainder of 2024, and all of 2025 and 2026, recognition on the supporter's webpage, and 10% off your total tab on every visit to our pub for the remainder of 2024, and all of 2025 and 2026 (this discount also applies to any future locations we may open)!

$10,000+ | Assistant Brewer

Invest $10,000+ for 5% bonus shares, a Self Care Trucker hat, a Self Care T-shirt, a Self Care hoodie, a Care Club membership for the remainder of 2024 through 2027, recognition on the supporter's webpage, and 10% off your total tab in our pub for the remainder of 2024 through 2027 (this discount also applies to any future locations we may open). Plus, you get to spend a day with our brewer on one of our DTC pilot batches!

*Transportation and lodging not included

$25,000+ | Brewer

Invest $25,000+ for 10% bonus shares, a Self Care Trucker hat, a Self Care T-shirt, a Self Care hoodie, a Care Club membership for the remainder of 2024 through 2029, recognition on the supporter's webpage, and 10% off your total tab in our pub for the remainder of 2024 through 2029 (this discount also applies to any future locations we may open). Plus, you get to name and conceptualize the artwork on one of our DTC pilot brews!

*Must fit our brand and values; we reserve the right to veto any ideas and ask you to go back to the drawing board.

$50,000+ | Head Brewer

Invest $50,000+ to receive 15% bonus shares, a Self Care Trucker hat, T-shirt, and hoodie, plus a Care Club membership through 2034, recognition on our supporter webpage, and 10% off your pub tab at current and future locations through 2034. Additionally, you'll get to name and conceptualize the artwork for one of our DTC pilot brews, spend a brew day with our brewer, and be invited to join our Board of Advisors.

$100,000+ | Brewmaster

Invest $100,000+ to receive 20% bonus shares, a Self Care Trucker hat, T-shirt, and hoodie, along with a lifetime Care Club membership, recognition on our supporter webpage, and 10% off your pub tab for life, including at future locations. You'll also get to name and design the artwork for one of our DTC pilot brews, spend a brew day with our brewer, and join our Board of Advisors.

*Future year Care Club membership benefits are subject to change, and or the program may be terminated at any time if it no longer is believed to contribute to the success of Self Care by Three Magnets Brewing. If a new rewards program is formed in its place, you will automatically be enrolled in that for the same period of time that is remaining on your free Care Club membership as defined by your Amount-Based Perk.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Three Magnets Brewing Co will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Three Magnets Brewing Co., a Washington-based entity, is known for pioneering its Self Care non-alcoholic beer line. We create non-alcoholic craft beers that deliver authentic taste and cater to the growing demand for healthier beverage choices. Our mission centers around making non-alcoholic beer "cool" and indistinguishable from traditional alcoholic brews, with a strong emphasis on health and quality.

Three Magnets Brewing Co. began with a small-scale production setup, focusing on quality over quantity. This intentional strategy led to significant brand equity and awareness, laying the groundwork for wider market expansion. The company operates on a Direct-to-Consumer (DTC) and Direct-to-Retail model but is now poised to scale into major retail outlets across the Pacific Northwest. We are in discussions with distributors and co-packing partners to secure broader market presence and retail success. Additionally, the brewery embraces strategic collaborations, especially with cultural icons and musicians, to strengthen brand visibility.

Competitors and Industry

Products: The Self Care line features full-bodied, flavorful non-alcoholic beers, crafted through proprietary brewing methods to match the experience of traditional beers.

The company serves health-conscious individuals, sober lifestyle adherents, and those exploring mindful drinking options. The global non-alcoholic beer market is valued at $20-22 billion and is projected to grow to $40 billion, driven by a shift toward health and wellness.

Our main competitor, Athletic Brewing, emphasizes physical health in its branding. In contrast, Self Care focuses on mental and emotional well-being, appealing to creative individuals who often seek healthier lifestyle choices without sacrificing the pleasure of a well-crafted beer. Our quality and brand voice set us apart, earning accolades like first place in The Oregonian's top 25 NA beers and platinum awards at SIP Magazine's Best of the Northwest Craft Beer Awards.

Current Stage and Roadmap

Three Magnets Brewing Co. is ready to scale production and expand its distribution network significantly. Our first focus will be on finalizing major distribution agreements in Washington and Oregon, leveraging relationships to break into prominent retail chains. To support this expansion, we are selecting co-packing partners who can ensure both competitive pricing and the high-quality standards that Self Care beer is known for. Additionally, we plan to strategically introduce our flagship products to retail while keeping our brewpub dedicated to crafting unique, small-batch beers for Direct-to-Consumer (DTC) sales, keeping the brand vibrant and innovative.

Our growth plan also includes enhancing our packaging to reflect the premium nature of our product, improving the customer experience for both retail and DTC orders. Beyond this, we aim to develop exclusive merchandise and branded swag, engaging our loyal customer base and adding value to the Self Care community. Through these focused efforts, Three Magnets Brewing Co. seeks to position Self Care as a leading, award-winning name in the non-alcoholic craft beer market, both regionally and nationally.

The Team

Officers and Directors

Name: Sara Reilly

Sara Reilly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO and Director of Operations, Board Member
  Dates of Service: June, 2013 - Present
  Responsibilities: As CEO, Sara will lead our Retail Operations, Finance, and Human Resources, in addition to leading our strategic vision while overseeing the Director of Brewing Operations, and the Director of Marketing, DTC and Distribution roles to ensure Self Care Non-Alcoholic Beer by Three Magnets delivers high-quality products while reaching a growing audience. Sara obtains a salary of $17,500.00 from the company.

Name: Aaron Blonden

Aaron Blonden 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director of Brewing Operations,Board Member
  Dates of Service: December, 2019 - Present
  Responsibilities: As Director of Brewing Operations, Aaron will have oversight over our strategic brewing partners to

ensure they meet our quality expectations, while managing the pilot system, Direct to Consumer product, and Three Magnets alcoholic product, continuing to innovate within the adult beverage category. Aaron accepts a salary of $60,000.00 from the company

Other business experience in the past three years:

- Employer: Mainstem Malting
  Title: Customer Innovations
  Dates of Service: October, 2019 - Present
  Responsibilities: Partner with Breweries and Distillers on sourcing sustainable craft malt.

Name: Nathan Reilly

Nathan Reilly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, Director of Marketing, Direct to Consumer (DTC), Distribution, and Board Member
  Dates of Service: June, 2013 - Present
  Responsibilities: As Director of Marketing, DTC, and Distribution, Nathan will oversee brand management of the Self Care and Three Magnets lines of beer, and all marketing initiatives, including their Direct to Consumer (DTC) website. He will also work under the guidance of the CEO to formulate growth strategies into new markets by taking on distribution partnerships and securing chain placements that align with Three Magnets' vision. Nate accepts a salary of $17,500 from the company.

Name: Monica Lynn Larsen

Monica Lynn Larsen's current primary role is with SquareUp CPA. Monica Lynn Larsen currently services 1-3 hours per week at Three Magnets Brewing Company hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director, Board Member
  Dates of Service: November, 2024 - Present
  Responsibilities: Helping to oversee the overall strategic direction of the company, including setting goals, managing finances, ensuring legal compliance, hiring and evaluating senior leadership, and acting as a fiduciary to protect the interests of stakeholders by making informed decisions based on their duty of care and loyalty. Monica is a Certified Public Accountant with a Masters in Tax. Monica does not accept a salary from the company.

Other business experience in the past three years:

- Employer: SquareUp CPA
  Title: Principal
  Dates of Service: December, 2019 - Present
  Responsibilities: Tax preparation and planning for small businesses and high net worth individuals.

Name: Amie Kay Loraamm

Amie Kay Loraamm's current primary role is with SquareUp CPA. Amie Kay Loraamm currently services 1-3 hours per week at Three Magnets Brewing Company hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director, Board Member
  Dates of Service: November, 2024 - Present
  Responsibilities: As Secretary at Three Magnets Brewing, I manage administrative duties and support the executive team by organizing meetings, handling correspondence, and maintaining records. I also facilitate communication within the organization and assist in coordinating events and schedules to ensure smooth operations. Amie does not accept a salary from the company.

Other business experience in the past three years:

- Employer: SquareUp CPA

Title: Principal
Dates of Service: December, 2019 - Present
Responsibilities: As an Accountant and Principle of SquareUp CPA, I provide high-quality financial services including tax planning, bookkeeping, and consulting for small businesses and high net worth individuals. My focus is on delivering personalized solutions to help clients achieve their financial goals.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure

generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,00.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the

Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products

will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Three Magnets Brewing Co was formed on June 26, 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Three Magnets Brewing Co has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some

other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies.

Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sara Reilly	3,150,000	Class A Common Stock	63.0%
Aaron Blonden	1,000,000	Class A Common Stock	20.0%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 5,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Upon dissolution, Class A stock shall be paid out first. The holders of Class A stock shall have a preemptive right to purchase additional shares of Class A and/or Class B stock.

Class B Common Stock

The amount of security authorized is 20,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $1,098,665.59 compared to $600,696.72 in fiscal year 2023.

On January 1, 2023, due to a changed post-pandemic economic landscape of Downtown Olympia (our workforce switching to telecommuting), and a pub-first business model with very limited product distribution, we shut down our food program (which was no longer viable due to declining brick and mortar business), to instead focus on further establishing our Self Care non-alcoholic line of beer - the first line of non-alcoholic beer in the Pacific Northwest (and also the fastest growing segment of the adult beverage category) - which was being shipped Direct to Consumer in 41 states. This was the beginning of our major pivot to our new, production-first business model.

Cost of Sales

Cost of Sales for fiscal year 2022 was $275,777.53 compared to $321,556.35 in fiscal year 2023.

COGS in 2022 was much lower because prepared food, though having much higher labor than beer production, has a much lower percentage of the cost of ingredients. So, as we expanded our beer production and halted our food production, our COGS overall became a much lower percentage of our revenue.

Gross Margins

Gross margins for fiscal year 2022 were $822,888.06. compared to $279,130.37.

This is due to the same reasoning as listed above in our Revenue and our Cost of Sales changes.

Expenses

Expenses for fiscal year 2022 were $1,270,276.09 compared to $586,882.49 in fiscal year 2023.

This is primarily due to the incredibly high fixed costs (and labor) required to run a full service restaurant, now with less than business we experienced pre-pandemic. This is why we shut down our food program, to focus on the much better opportunity once our non-acoholic beer program started to get national accolades.

Historical results and cash flows:

Historical Results & Cash Flows

The Company is currently essentially in the pre-production stage, since the product we are releasing is still proof of concept being brewed with zero economies of scale, and primarily sold Direct to Consumer and Direct to Retail. In other words, we are not currently producing the same product that will end up hitting major retail. Once we are able to produce that through our strategic partners utilizing their economies of scale, we will officially launch our "retail ready" product to major grocery stores. This essentially will be our "product launch". We are of the opinion that the historical cash flows are very much not indicative of the revenue and cash flows expected for the future because of the competitive efficiencies of scale we will have through our brewing strategic partner, and the massive increase in sales due to the dozens of sales reps our new distribution partners have. Past cash was primarily generated primarily through Direct to Consumer sales, Direct to Retail sales, brick and mortar beer sales, and very limited distribution. Once we hit major retail, or primarily business model will become completely different, with a very large percentage of sales from distribution.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October, 2024, the Company has capital resources available in the form of $25,076.20 cash on hand, and shareholder loans available up to $200,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are extremely critical to our company operations. We have essentially spent the past four years building a machine surrounded by a bullet proof brand and world class product, and the funds from this campaign are critical for us to be able to flip this machine on.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, nearly 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company only raises the minimum funding goal of $124,000, we still have a path forward, since we would be entering a licensing agreement with our strategic brewing partner rather than a more traditional co-packing agreement. This means that we would not be responsible for COGS for the new product to be launched in major retail. This would also necessitate completely closing our own brewing operations. The down side to this is that we plan to utilize our current brewing operations basically as a pilot system, and for rotational one-off beers for our Direct to Consumer business. And while that Direct to Consumer business will essentially not intended be profitable anyway, with the high cost of shipping beer across the country, we do feel it's important to keep the brand relevant as we hit retail, much as Athletic has built their empire. So this is not the preferred choice, but it is a viable option if we are only able to secure the $124k.

Under this path, all staff who are not absolutely critical would need to be let go, our pub would be closed, and we would essentially run this business remotely, while coordinating with our strategic brewing partner for all aspects of our brewing operations. This is not unheard of, and many breweries in the non-alcoholic beer segment have this brewing strategy. It is not our preferred strategy, however we are confident enough in our proven product for expansion to still be successful, albeit not as successful.

If we were not to launch new products, $124k would last us around 6 months based upon our current burn rate of $18k per month for expenses related to salaries, rent, and utilities. However as we launch flagship products, how quickly/successfully we are able to secure chain approval will determine how long we could tread water while implementing the major necessary changes as outlined above, by using personal loans as available.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal of $1.235m, even if we were to make zero strategic changes, at the burn rate of $18k per month the company will be able to operate for 55 months. However as we launch flagship products, how quickly/successfully we are able to grow our market share ultimately would decide how long that $1.235m will last, as we continue to sink it into expansion and marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including private equity investment and/or a more robust partnership that sells part of the brand to our strategic brewing partner.

Indebtedness

- Creditor: SBA Loan
  Amount Owed: $500,000.00
  Interest Rate: 3.75%
  Maturity Date: March 30, 2020
  The company has provided the following collateral for SBA loans: -Tangible and Intangible Assets: Inventory, equipment, promissory notes, chattel paper, documents, deposit accounts, software, and general intangibles. -Receivables: Accounts, including healthcare and credit card receivables. -Other Claims: Commercial tort claims and letter of credit rights. -Additionally, a personal guarantee has been signed by Sara Reilly and Nathan Reilly on the SBA form.

- Creditor: SBA Loan
  Amount Owed: $499,900.00
  Interest Rate: 3.75%
  Maturity Date: February 18, 2052
  The company has provided the following collateral for SBA loans: -Tangible and Intangible Assets: Inventory, equipment, promissory notes, chattel paper, documents, deposit accounts, software, and general intangibles. -Receivables: Accounts, including healthcare and credit card receivables. -Other Claims: Commercial tort claims and letter of credit rights. -Additionally, a personal guarantee has been signed by Sara Reilly and Nathan Reilly on the SBA form.

- Creditor: SBA Loan
  Amount Owed: $12,680.75
  Interest Rate: 3.75%
  Maturity Date: March 12, 2024
  The company has provided the following collateral for SBA loans: -Tangible and Intangible Assets: Inventory, equipment, promissory notes, chattel paper, documents, deposit accounts, software, and general intangibles. -Receivables: Accounts, including healthcare and credit card receivables. -Other Claims: Commercial tort claims and letter of credit rights. -Additionally, a personal guarantee has been signed by Sara Reilly and Nathan Reilly on the SBA form.

- Creditor: Loan Agreement- Timberland Bank
  Amount Owed: $4,397.02
  Interest Rate: 8.5%
  Maturity Date: March 01, 2025

Related Party Transactions

- Name of Person: Nate and Sara Reilly
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $366,782 and $311,782, respectively.
  Material Terms: The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set, the loan may be called at any time, so the loan was classified as current.

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is no authorized or outstanding preferred stock; (ii) there are no outstanding options, warrants, or other securities with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Deferred Fee
  12.0%
  StartEngine Deferred Platform Fee

- Research & Development
  3.0%
  We will use less than 3% of the funds raised for market and customer research, new product development and market testing. We have already done that over the past four years, though we will need to spend a little bit of money to determine the best package sizes to go to market with.

- Inventory
  18.0%
  We will use up to 20% of the funds raised to purchase inventory in preparation of launch of our flagship beers in major retail, including purchasing cans by the truckload in order to achieve the necessary economies of scale required to hit an approachable pricepoint and be competitive with other market leaders. Please note that we are also currently negotiating with a major regional brewery the possibility of expansion through licensing, rather than a more traditional co-packing relationship. In this model, we would still be in charge of marketing and retail placements, but the larger major regional brewer would be in charge of all (or most) ingredients and packaging costs. They would then sell direct to our distributors, and give us licensing fee for every unit sold. This had multiple advantages for us beyond cash flow, the biggest being that we will be working with a tribal brewery, so if our beers were their product on paper, there would be significant savings on federal alcohol taxes, allowing us to hit a more competitive pricepoint. Three Magnets Brewing would be able to terminate this licensing agreement at any time.

- Company Employment
  18.0%
  We will use up to 18% of the funds to hire key personnel for daily operations, including the following roles: part time Marketing, part time administrative, and a regional sales director. Wages to be commensurate with training, experience and position.

- Working Capital
  28.0%
  We will use approximately 28% of the funds for working capital to cover expenses as we transition away from our extremely low margin "proof of concept" business model (which is currently not profitable), to our launch in major retail utilizing our brewing partner with significant economies of scale, as well as ongoing day-to-day operations of the Company.

- Equipment
  13.0%
  We will use approximately 13% of the funds to invest in equipment to make our brewing operations at our home pub brewery more efficient, including obtaining a pasteurizer to make our product shelf stable.

- Marketing
  2.5%
  We will use approximately 2.5% of the funds to market the crowdfunding campaign.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  5.0%
  We will use less than 5% of the funds raised for market and customer research, new product development and market testing. We have already done that over the past four years, though we will need to spend a little bit of money to determine the best package sizes to go to market with.

- Inventory
  20.0%
  We will use up to 20% of the funds raised to purchase inventory in preparation of launch of our flagship beers in major retail, including purchasing cans by the truckload in order to achieve the necessary economies of scale required to hit an approachable pricepoint and be competitive with other market leaders. Please note that we are also currently negotiating with a major regional brewery the possibility of expansion through licensing, rather than a more traditional co-packing relationship. In this model, we would still be in charge of marketing and retail placements, but the larger major regional brewer would be in charge of all (or most) ingredients and packaging costs. They would then sell direct to our distributors, and give us licensing fee for every unit sold. This had multiple advantages for us beyond cash flow, the biggest being that we will be working with a tribal brewery, so if our beers were their product on paper, there would be significant savings on federal alcohol taxes, allowing us to hit a more competitive pricepoint. Three

Magnets Brewing would be able to terminate this licensing agreement at any time.

- Company Employment
20.0%
We will use up to 20% of the funds to hire key personnel for daily operations, including the following roles: part time Marketing, part time administrative, and a regional sales director. Wages to be commensurate with training, experience and position.

- Working Capital
30.0%
We will use approximately 30% of the funds for working capital to cover expenses as we transition away from our extremely low margin "proof of concept" business model (which is currently not profitable), to our launch in major retail utilizing our brewing partner with significant economies of scale, as well as ongoing day-to-day operations of the Company.

- Equipment
15.0%
We will use approximately 15% of the funds to invest in equipment to make our brewing operations at our home pub brewery more efficient, including obtaining a pasteurizer to make our product shelf stable.

- Marketing
4.5%
We will use approximately 4.5% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.3magbrewing.com/ (www.threemagnetsbrewing.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/threemagnetsbrewingcompany

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Three Magnets Brewing Company

[See attached]

THREE MAGNETS BREWING COMPANY

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Three Magnets Brewing Company
Olympia, Washington

We have reviewed the accompanying financial statements of Three Magnets Brewing Company (the "Company"), which comprises the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

November 8, 2024
Los Angeles, California

THREE MAGNETS BREWING COMPANY
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	11,818	$	301,905
Accounts Receivable, net		-		2,468
Inventory		2,852		14,363
Total Current Assets		**14,670**		**318,736**
Property and Equipment, net		24,233		28,156
Security Deposit		7,500		7,500
Total Assets	$	**46,403**	$	**354,392**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	15,843	$	312
Current Portion of Loans and Notes		90,694		104,613
Accrued Interest		176,740		133,659
Current Portion of Related Party Loans		366,782		311,782
Other Current Liabilities		6,170		10,910
Total Current Liabilities		**656,229**		**561,276**
Loans and Promissory Notes, net of current portion		952,461		1,010,722
Total Liabilities		**1,608,690**		**1,571,998**
STOCKHOLDERS' EQUITY				
Common Stock		252,587		252,587
Accumulated Deficit		(1,814,874)		(1,470,193)
Total Stockholders' Equity		**(1,562,287)**		**(1,217,606)**
Total Liabilities and Stockholders' Equity	$	**46,403**	$	**354,392**

See accompanying notes to financial statements.

THREE MAGNETS BREWING COMPANY

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 543,096	$ 1,158,093
Cost of Goods Sold	322,905	522,642
Gross Profit	**220,191**	**635,451**
Operating Expenses		
General and Administrative	594,375	1,073,194
Selling and Marketing	6,057	6,767
Total Operating Expenses	**600,432**	**1,079,961**
Net Operating Loss	**(380,241)**	**(444,510)**
Interest Expense	61,726	67,097
Other Income	(97,286)	(29,863)
Loss Before Provision for Income Taxes	**(344,681)**	**(481,744)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (344,681)**	**$ (481,744)**

See accompanying notes to financial statements.

THREE MAGNETS BREWING COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Accumulated	Total Stockholders'
(USD $ in Dollars)	Shares	Amount	Deficit	Equity
Balance—December 31, 2021	**100**	**$ 252,587**	**$ (988,449)**	**$ (735,862)**
Net Loss			(481,744)	(481,744)
Balance—December 31, 2022	**100**	**$ 252,587**	**$ (1,470,193)**	**$ (1,217,606)**
Net Loss			(344,681)	(344,681)
Balance—December 31, 2023	**100**	**$ 252,587**	**$ (1,814,874)**	**$ (1,562,287)**

See accompanying notes to financial statements.

THREE MAGNETS BREWING COMPANY
STATEMENTS OF CASH FLOWS
 (UNAUDITED)

For the Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(344,681)	$	(481,744)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Accounts Receivable write off		2,468		
Depreciation of Property		3,923		4,277
Changes in Operating Assets and Liabilities:				
Inventory		11,511		-
Accounts Receivable, net				(2,468)
Credit Cards		15,531		312
Accrued Interest		43,081		42,442
Other Current Liabilities		(4,740)		(1,262)
Net Cash Used In Operating Activities		**(272,907)**		**(438,443)**
CASH FLOW FROM INVESTING ACTIVITIES				
Net Cash Used In Investing Activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Shareholder Loans		55,000		(151)
Borrowing on Promissory Notes and Loans		-		499,900
Repayment of Promissory Notes and Loans		(72,180)		(40,675)
Net Cash Used In/Providing By Financing Activities		**(17,180)**		**459,074**
Change in Cash & Cash Equivalents		**(290,087)**		**20,631**
Cash & Cash Equivalents —Beginning of The Year		301,905		281,274
Cash & Cash Equivalents—End of The Year	$	**11,818**	$	**301,905**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	18,645	$	24,655

See accompanying notes to financial statement

1. NATURE OF OPERATION

Three Magnets Brewing Company was incorporated on June 26, 2013, in the State of Washington. The financial statements of Three Magnets Brewing Company (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Olympia, Washington.

Three Magnets is a microbrewery and taproom known for its popular line of non-alcoholic beers. We distribute our products across Oregon and offer both wholesale and direct-to-consumer sales in all our other markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases, and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined an allowance for expected credit loss of $2,468 and $0, respectively.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for ingredients and finished goods, which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals, and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5 years
Leasehold Improvements	5 years
Vehicles	5 years

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Wholesale Transactions: Revenue is recognized at a point-in-time when the goods are shipped or delivered to the wholesale customer.

Cost of Sales

Cost of sales includes the raw materials and ingredients, packing materials, and cost of brewers included in the process.

THREE MAGNETS BREWING COMPANY
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022

Income Taxes

The Company is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2023 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $6,057 and $6,767, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 8, 2024, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following:

As of December 31,	2023	2022
Payroll Payable	2,687	3,613
Tax Payable	3,483	7,297
Total Other Current Liabilities	$ 6,170	$ 10,910

4. INVENTORY

Inventory consists of the following:

As of December 31,	2023	2022
Raw Materials	2,389	-
Finished Goods	463	14,363
Total Inventory	$ 2,852	$ 14,363

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2023	2022
Furniture and Equipment	$ 551,037	$ 551,037
Leasehold Improvements	64,923	64,923
Vehicles	26,000	26,000
Property and Equipment, at cost	641,960	641,960
Accumulated Depreciation	(617,727)	(613,804)
Property and Equipment, net	$ 24,233	$ 28,156

Depreciation expenses for the years ended December 31, 2023, and 2022 were $3,923 and $4,277, respectively.

6. DEBT

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

					As of December 2023			As of December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 500,000	3.75%	30/03/2020	30/03/2050	$ 29,244	$ 470,756	$ 500,000	$ 29,244	$ 470,756	$ 500,000
SBA Loan	499,900	3.75%	18/02/2022	18/02/2052	30,900	469,000	499,900	30,900	469,000	499,900
SBA Loan	199,000	3.75%	12/03/2014	12/03/2024	30,550	-	30,550	44,469	30,550	75,019
Loan Agreement- Timberland Bank	128,650	8.50%	20/04/2020	01/03/2025	-	21,107	21,107	-	51,618	51,618
Debt Issuance Costs	(14,003)	-	-	-	-	(8,402)	(8,402)	-	(11,202)	(11,202)
Total					$ 90,694	$ 952,461	$ 1,043,154	$ 104,613	$ 1,010,722	$ 1,115,335

The company has provided the following collateral for SBA loans:

-Tangible and Intangible Assets: Inventory, equipment, promissory notes, chattel paper, documents, deposit accounts, software, and general intangibles.
-Receivables: Accounts, including healthcare and credit card receivables.
-Other Claims: Commercial tort claims and letter of credit rights.
-Additionally, a personal guarantee has been signed by Sara Reilly and Nathan Reilly on the SBA form.

The summary of the future maturities is as follows:

As of Year Ended December 31,	2023
2024	$ 90,694
2025	95,246
2026	95,246
2027	95,246
2028	95,246
Thereafter	571,477
Total	$ 1,043,155

Related Party Loans

During the years presented, the Company borrowed money from the founders and the shareholders, Nate and Sara Reilly. The details of the loans from the owners are as follows:

Owner	Principal Amount	Borrowing Period	Maturity Date	As of December 2023			As of December 2022		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Nate and Sara Reilly	$ 366,782	Fiscal Year 2022	No Set Maturity	$ 366,782	$ -	$ 366,782	$ 311,782	$ -	$ 311,782
Total				$ 366,782	$ -	$ 366,782	$ 311,782	$ -	$ 311,782

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set, the loan may be called at any time, so the loan was classified under current liabilities.

7. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 100 shares of common stock with no par value. As of December 31, 2023, and 2022, 100 shares of common stock, respectively, have been issued and were outstanding.

8. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   RELATED PARTY TRANSACTIONS

In 2023 and 2022, the Company borrowed money from the founders and the shareholders, Nate and Sara Reilly. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set, the loan may be called at any time, so the loan was classified as current. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $366,782 and $311,782, respectively.

10.   SUBSEQUENT EVENTS

The company is currently converting from an S Corp to a C Corp in Washington State and preparing to launch a fundraising campaign on a crowdfunding platform.

In 2024, the company received an additional $107,397 in loans from shareholders Nate and Sara Reilly. The loan carries an interest rate but has no defined maturity date.

11.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $380,241, an operating cash flow loss of $272,907, and liquid assets in cash of $11,818, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and, with an expected cash infusion, anticipates finishing the conversion of their business model away from a small brewpub into a full-blown regionally distributed NA beer brand that has the ability to generate revenues far exceeding their current losses by leveraging the equity strategically built by being a leader in one of the fastest growing segments of the adult beverage category. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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GET A PIECE OF THREE MAGNETS BREWING COMPANY

Non-alcoholic beer for all walks of life—more than just another sober lifestyle brand.

Launched in 2020, Self Care by Three Magnets Brewing has introduced an innovative approach to non-alcoholic craft beer. We've won awards, received national press, and established strategic partnerships to strengthen our primarily DTC business and pursue opportunities in major retail.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

SELF CARE
NON-ALCOHOLIC BEER BY THREE MAGNETS
BECAUSE SOMETIMES YOU WANT A BEER.
BUT ALSO DON'T.

OVERVIEW ABOUT TERMS PRESS DISCUSSION INVESTING FAQS

Get Equity
$1.00 Per Share

MIN INVEST $300

VALUATION $5M

REASONS TO INVEST

With the global NA beer market projected to reach $40 billion, we believe we are positioned to expand through innovation and music industry collaborations, with the goal of building a brand with enduring appeal.

 Four years of national DTC business, 60+ unique recipes, and multiple beer awards has James Beard Award winning beverage journalist Jordan Michelman calling us the "Best All Around NA Brewery."

 Collaborations with the likes of Ben Gibbard, Sub Pop, and Seattle's premiere music festival Bumbershoot have spearheaded our go-to-market strategy.

TEAM



Nathan Reilly • President, Director of Marketing, Direct to Consumer (DTC), Distribution, and Board Member

Nathan Reilly brings ten years of experience in the adult beverage industry, with a focus on brand development, innovation and product development. Over the past four years, he has dedicated himself to building a successful non-alcoholic brand, establishing a robust Direct-to-Consumer web store that redefined customer engagement in the space. Nathan's career also spans sixteen years in branding and communications, where his work has earned awards in both the private and public sectors. His approach combines a strategic vision with a deep understanding of consumer behavior, making him a distinguished leader in brand building and market presence.

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Sara Reilly • CEO, Director of Operations, and Board Member

Sara Reilly was born and raised in Olympia, Washington, and is a proud alumna of The Evergreen State College. Sara co-owned and managed the beloved brunch spot Darby's Cafe, a community staple in Olympia which appeared on an episode of Diners, Drive-ins and Dives. She ran daily operations while her husband Nathan helped out behind the scenes during off-times from his day job. In 2013, the husband and wife team expanded their entrepreneurial ventures by founding Three Magnets Brewing Co., where Sara was in charge of retail operations, finance, and human resources. Three Magnets has since become well-regarded for both its craft beer offerings and its innovative non-alcoholic beer line, Self Care.

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Aaron Blonden • Director of Brewing Operations and Board Member

Aaron Blonden brings a decade of professional brewing experience, with multiple top-tier awards, including the Great American Beer Festival (GABF), World Beer Cup (WBC), and Best of Craft. He is also a Glen Hay Falconer Scholarship recipient, holds a BA in Anthropology as well as an Intensive Brewing Science & Engineering degree, has experience selling craft malt on the side, and was an instructor at the local brewing and distilling program.

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Monica Larsen • Director

Since 2010, Monica has progressed from staff accountant to tax manager, specializing in tax planning and preparation, consulting, and bookkeeping. She is committed to aiding clients in achieving their financial goals and navigating life's events.

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Amie Loraamm • Director

With over 20 years in the private sector as a business owner and consultant, Amie specializes in bookkeeping, tax preparation, marketing, and process streamlining. She expertly aids clients in achieving their goals through innovative solutions and strategic consulting.

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THE PITCH

Non alcoholic beer is a segment turning a lot of heads in the adult beverage category. However, unlike the seltzer boom, which is now fizzling out - we believe the non alcoholic beer space is so much more than simply a "fad". Our team feels this category is a trend with staying power, due to an entire generation of young people who are viewing alcohol differently than prior generations, who themselves are becoming more mindful around the repercussions of overindulging in alcohol - mentally, physically and emotionally.



drinkselfcare

THE OPPORTUNITY

The amount of U.S. breweries has grown from under 100 in 1984, to nearly 10,000. Today, forming what many see as a craft beer "bubble". This bubble is now bursting due to market saturation, marijuana legalization, and changing post-pandemic consumer habits. This shift has fueled the rise of NA craft beer, led by Athletic Brewing, which grew from $2.5 million in sales in 2019, to $90 million in 2023, and is most recently valued at $800 million. As major brands and new sober lifestyle ventures race to capture market share, their rapid growth often compromises R&D and brand strength, resulting in products that may struggle to stand out in the competitive NA segment.



At Self Care, we began brewing craft non-alcoholic beer in 2020, long before it became a trend. Since then, we've built strong brand recognition and refined our processes to meet the true preferences of NA craft beer consumers. With over 60 unique recipes to date, we aim to provide a craft experience rooted in authenticity and variety, including classics like stouts and weizens, popular IPAs, Czech pilsners, Belgian ales, and American and Mexican lagers.



THE MARKET & OUR TRACTION
We did it right!



Traditional NA beers often fall short on quality, sacrificing flavor through de alcoholizaition, halting fermentation too early, or diluting brews to meet ABV standards. These methods can result in a thin, bland tasting beer. We took a different path. Our proprietary controlled fermentation process brews NA beers to full completion, preserving the complexity, mouthfeel, and head retention of real craft beer. With expertise in water profiles and craft malt, we ensure a rich, authentic flavor. This challenging method took years to refine, and offers a unique craft experience.



We built our brand voice organically, focusing on authenticity that's true to our values rather than relying on marketing firms. This approach has cultivated strong brand loyalty and stable equity, positioning us for what we hope to be long-term success. Operating with a tiny crew in a brewpub environment, we've achieved impressive results with minimal advertising, letting our beer, brand and actions speak for themselves.



WHY INVEST

The brewing partner for our major retail launch, Talking Cedar, is a production brewery owned by the Chehalis Tribe just 20 minutes away that offers nearly 50,000 barrels of brewing capacity, quality control labs, and pasteurization that is coming online soon. **This partnership aims to enhance our scalability and quality control, positioning us to pursue major retail opportunities.**

We are working to secure key distribution partnerships in the Pacific Northwest, focusing on obtaining chain approvals and using insights to refine our styles and packaging before market entry. This agreement is structured to allow Talking Cedar to cover COGS up front, with profits split upon distributor payment, enabling us to allocate raised capital toward growth initiatives.

Our 15bbl brewpub system will serve as a pilot brewery, supporting both retail and direct-to-consumer (DTC) channels, echoing the retail/DTC success of brands like Athletic Brewing.

JOIN OUR STORY



Self Care's journey is about staying closely aligned with emerging industry trends rather than simply following major industry players. And it's about resilience and ingenuity. When the pandemic nearly derailed us, we didn't just adapt—we reinvented ourselves, making bold moves as the craft beer bubble began to burst. We're a true underdog story, committed to authenticity. With limited DTC releases keeping Self Care fresh and our partner managing major retail, allowing us to be able to stay true to our roots, growing authentically in a dynamic industry.

Explore More Investment Opportunities in Food and Beverage on StartEngine!

Looking for more investment options in the [Industry] space? Click **here** to view all available offerings on StartEngine and get involved today.

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ABOUT

HEADQUARTERS

600 Franklin St SE, STE 105
Olympia, WA 98501

WEBSITE

View Site ↗

Launched in 2020, Self Care by Three Magnets Brewing has introduced an innovative approach to non-alcoholic craft beer. We've won awards, received national press, and established strategic partnerships to strengthen our primarily DTC business and pursue opportunities in major retail.

....

TERMS

Three Magnets Brewing Company

Overview

PRICE PER SHARE

$1

VALUATION

$5M

DEADLINE ⓘ

Nov. 21, 2024 at 5:52 PM UTC

FUNDING GOAL ⓘ

$124k - $1.24M

Breakdown

MIN INVESTMENT ⓘ

$300

OFFERING TYPE

Equity

MAX INVESTMENT ⓘ

$1,235,000

SHARES OFFERED

Class B Shares

MIN NUMBER OF SHARES OFFERED

124,000

MAX NUMBER OF SHARES OFFERED

1,235,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing



Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$46,403	$354,392
Cash & Cash Equivalents	$11,818	$301,905
Accounts Receivable	$0	$2,468
Short-Term Debt	$656,229	$561,276
Long-Term Debt	$952,461	$1,010,722
Revenue & Sales	$543,096	$1,158,093
Costs of Goods Sold	$322,905	$522,642
Taxes Paid	$0	$0
Net Income	-$344,681	-$481,744

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Care Club/VIP Bonus

Bonus Shares: 10%

As a pre-existing and/or former Care Club member who helped to get Self Care to where it is today, or if you are a VIP, you will receive these bonus shares.

Care Club is a paid rewards tier on www.drinkselfcare.com that costs $49 per calendar year, and offers additional benefits over the free "Dabbler" rewards tier. All current Care Club members (defined as a paid 2024 Care Club member or a pre-paid 2025 Care Club member at the time the offering goes live) or previous Care Club (2022 or 2023) members qualify for this tier. Note: New Care Club memberships purchased after this offering has gone live do not receive these bonus shares. VIP is defined as any employees of Three Magnets Brewing Co., or friends and family members of any shareholders pre-offering.

TIME-BASED PERKS

Early Bird 1: Invest $2,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 8% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 10% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks | 14% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 20% bonus shares

MID-CAMPAIGN PERKS

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 10% bonus shares

AMOUNT-BASED PERKS

$500+ | Beertender

Invest $500+ for a Self Care Trucker Hat, a Care Club membership for the remainder of 2024 and all of 2025, recognition on the supporter's webpage, and 10% off your total tab in our pub for the remainder of 2024 and all of 2025!

$1,000+ | Cellerperson

Invest $1,000+ for a Self Care Trucker hat and T-shirt, a Care Club membership for the remainder of 2024, all of 2025, and all of 2026, recognition on the supporter's webpage, and 10% off your total tab in our pub for the remainder of 2024 and all of 2025!

$5,000+ | Brewer in Training

Invest $5,000+ for 3% bonus shares, Self Care Trucker hat, a Self Care T-shirt, a Self Care Hoodie, a Care Club membership for the remainder of 2024, and all of 2025 and 2026, recognition on the supporter's webpage, and 10% off your total tab on every visit to our pub for the remainder of 2024, and all of 2025 and 2026 (this discount also applies to any future locations we may open)!

$10,000+ | Assistant Brewer

Invest $10,000+ for 5% bonus shares, a Self Care Trucker hat, a Self Care T-shirt, a Self Care hoodie, a Care Club membership for the remainder of 2024 through 2027, recognition on the supporter's webpage, and 10% off your total tab in our pub for the remainder of 2024 through 2027 (this discount also applies to any future locations we may open). Plus, you get to spend a day with our brewer on one of our DTC pilot batches!

Transportation and lodging not included

$25,000+ | Brewer

Invest $25,000+ for 10% bonus shares, a Self Care Trucker hat, a Self Care T-shirt, a Self Care hoodie, a Care Club membership for the remainder of 2024 through 2029, recognition on the supporter's webpage, and 10% off your total tab in our pub for the remainder of 2024 through 2029 (this discount also applies to any future locations we may open). Plus, you get to name and conceptualize the artwork on one of our DTC pilot brews!

Must fit our brand and values; we reserve the right to veto any ideas and ask you to go back to the drawing board.

$50,000+ | Head Brewer

Invest $50,000+ to receive 15% bonus shares, a Self Care Trucker hat, T-shirt, and hoodie, plus a Care Club membership through 2034, recognition on our supporter webpage, and 10% off your pub tab at current and future locations through 2034. Additionally, you'll get to name and conceptualize the artwork for one of our DTC pilot brews, spend a brew day with our brewer, and be invited to join our Board of Advisors.

$100,000+ | Brewmaster

Invest $100,000+ to receive 20% bonus shares, a Self Care Trucker hat, T-shirt, and hoodie, along with a lifetime Care Club membership, recognition on our supporter webpage, and 10% off your pub tab for life, including at future locations. You'll also get to name and design the artwork for one of our DTC pilot brews, spend a brew day with our brewer, and join our Board of Advisors.

Future year Care Club membership benefits are subject to change, and or the program may be terminated at any time if it no longer is believed to contribute to the success of Self Care by Three Magnets Brewing. If a new rewards program is formed in its place, you will automatically be enrolled in that for the same period of time that is remaining on your free Care Club membership as defined by your Amount-Based Perk.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Three Magnets Brewing Co will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.













What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.